1263

CERTIFICATE No.

Elbit Imaging Ltd.

Incorporated under the Companies Ordinance

מניות רגילות ע"נ ש

בנות [redacted]

סה"כ ע.נ. ________ ש"ח

אלביט הדמיה בע"מ

SHARE CERTIFICATE

THIS IS TO CERTIFY that ______________________________

of ______________________________

Is the Registered Holder of ______________________________

Fully paid up Ordinary Shares [redacted]) each

numbered ______________________________

inclusive, in **ELBIT IMAGING LTD.** subject to the Memorandum and Articles of Association of the company.

Given under the Seal of the company at Tel-Aviv

this __________ day of ____________________ 200 __________

Director ____________________

Secretary ____________________ מזכיר

Director ____________________

1263

CERTIFICATE No.

No transfer of any shares herein will be registered without production of this certificate.

לא תירשם כל העברה של מניות הכלולות בתעודה זו מבלי שתוצג התעודה